Exhibit 13.1

ANNUAL INFORMATION FORM

For the year ended December 31, 2006

March 28, 2007

In this Annual Information Form, the terms “We”, “Us”, “Our”, and “Cascades” refer to Cascades Inc., its subsidiaries, divisions and its interests in joint ventures. Except as otherwise indicated, all dollar amounts are expressed in Canadian dollars. The information in this Annual Information Form  is stated as at December 31, 2006, except as otherwise indicated, and except for information in documents incorporated by reference that have a different date.

DOCUMENTS INCORPORATED BY REFERENCE

The documents in the table below contain information that is incorporated by reference into this annual information form.

Documents	Where they are incorporated in this Annual Information Form
Cascades Inc.’s 2006 Annual Report — Management’s discussion and analysis of financial position and operating results, Risk management, pages 32 and 33.	Item 4.9

FORWARD-LOOKING STATEMENTS

Securities laws encourage companies to disclose forward-looking information so that investors can better understand the Company’s future prospects and make informed investment decisions.

Certain statements in this Annual Information Form or in documents incorporated by reference are forward-looking statements within the meaning of the “safe Harbour” provision of the United States Private Securities Litigation Reform Act of 1995 based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, changes in the relative values of certain currencies, fluctuations in selling prices, adverse changes in general market and industry conditions. (See heading Business risks).

Annual Information Form

ITEM 1 — DATE OF THE ANNUAL INFORMATION FORM

This Annual Information Form (the “AIF ) is dated as at  March 28, 2007.  Except as otherwise indicated, the information contained in this AIF is stated as at December 31, 2006.

ITEM 2 — CORPORATE STRUCTURE

2.1           NAME AND INCORPORATION OF THE COMPANY

Cascades Inc. (hereinafter referred to as “Cascades” or the “Company”) was incorporated under the name Paper Cascades Inc./Cascades Paper Inc. under the laws of the Province of Québec by letters patent issued on March 26, 1964.  Supplementary letters patent were issued on March 11, 1968, July 4, 1979 and October 19, 1979 to amend the authorized capital stock and the restrictions and privileges attached to certain classes of shares of the Company.

Cascades was continued under the name Cascades Inc. under Part 1A of the Companies Act (Quebec) by Certificate of Continuance dated October 26, 1982.  Certificates of Amendment were issued on July 5, 1984, September 16, 1985 and May 13, 1986 to permit the subdivision of the Company’s Common Shares, as well as on July 15, 1992, July 24, 1992, December 17, 1992 and July 20, 1993 in order to modify the authorized share-capital and the restrictions and privileges of certain classes of shares of the Company.

On December 30, 2003, in accordance with Article 123.129 of the Companies Act (Québec), Cascades, by simplified amalgamation, merged with 9135-2591 Québec Inc., a wholly owned subsidiary of the Company.  The articles of amalgamation and schedules as well as the composition of the Board of Directors of the new company following the amalgamation are exactly the same as those of Cascades Inc. prior to the amalgamation.

The head office and corporate offices of Cascades are located at 404 Marie-Victorin Blvd., Kingsey Falls, Québec, J0A 1B0.  Cascades also has administrative offices located at 772 Sherbrooke Street West, Suite 100, Montréal, Québec, H3A 1G1.

2.2           INTERCORPORATE RELATIONSHIPS

The following list sets out the principal wholly-owned subsidiaries of Cascades and their respective jurisdiction of incorporation as at  December 31, 2006:

Corporate Name	Jurisdiction of Incorporation

Cascades Arnsberg GmbH	Germany
Cascades Canada Inc.	Canada
Cascades Fine Papers Group Inc.	Canada
Cascades S.A.	France
Cascades Tissue Group — North Carolina Inc.	North Carolina
Cascades Tissue Group — Pennsylvania Inc.	Delaware
Cascades Tissue Group — Wisconsin Inc.	Delaware
Cascades USA Inc.	Delaware
Conference Cup Ltd.	Ontario, Canada
Dopaco, Inc.	Pennsylvania
Norampac Holding US Inc.	Delaware
Norampac Industries Inc.	New York

ITEM 3 — GENERAL DEVELOPMENT OF THE BUSINESS

3.1           THREE YEAR HISTORY

On December 2, 2004, the Company completed a private placement of US$125 million of 7.25% senior notes due in 2013, which are treated as part of the same series of 7.25% senior notes due in 2013 that were issued in February 2003.  The issuance of these senior notes was completed at a price of 105.50%, or an effective interest rate of 6.376%.  The net proceeds of $156 million of this financing were used to reduce indebtedness under the Company’s revolving credit facility.

On October 31, 2005, Cascades completed the refinancing of its $500 million revolving credit facility originally put in place in February 2003. This new $550 million credit facility included a $450 million five-year revolving facility maturing in 2010 and a seven-year $100 million term facility maturing in 2012, reimbursable without penalty, at the Company’s option any time prior to maturity. On December 29, 2006, in connection with the acquisition of the remaining outstanding shares (50%) from Domtar Inc. (“Domtar”) in Norampac Inc. (“Norampac”), the Company completed the refinancing of its $550 million credit facility originally put in place in 2005 to provide for new $875 million (including $325 million of Norampac) credit facilities consisting of a $650 million five-year secured revolving credit facility maturing in December 2011, a $100 million secured term facility maturing in October 2012 and a six-month $100 million senior unsecured revolving credit facility which should be converted into the secured revolving facility in 2007. Subject to certain conditions, the Company also has the option to request an increase of the secured revolving credit facility by an additional amount of up to $150 million. The six-year term facility can be reimbursed without penalty at the Company’s option any time prior to maturity. Its obligations under this new revolving credit facility are secured by all inventory and receivables of the Company and its North American subsidiaries and by the property, plant, and equipment of three of its mills.

On December 5, 2006, Cascades announced that it had reached an agreement in principle with Domtar to purchase Domtar’s 50% interest in Norampac, for a cash consideration of $560 million. The Company also announced that it had secured commitments for the financing necessary to complete the transaction, namely a renewed credit facility the terms of which are described hereinabove. Concurrently, the Company announced that it had launched a $150 million Subscription Receipt offering through a syndicate of underwriters to be issued to the public pursuant to a short form prospectus to be filed with securities regulators in each province of Canada with closing to occur on or about December 20, 2006. Each subscription receipt gives the right to its holder to receive one Common Share on closing of the transaction. The aggregate gross proceeds of the public offering together with the proceeds from the $50 million private placement at the public issue price to be used to finance the acquisition.

On December 20, 2006, Cascades closed it’s a public offering of 15,095,000 Subscription Receipts at a unit price of $13.25, for a total consideration of $200,008,750 held in escrow pending closing of the acquisition of the outstanding shares (50%) held by Domtar in Norampac.  The completion of this transaction occurred on December 29, 2006, following  a satisfactory response from the Competition Bureau on December 14, 2006. Concurrently, the Company also closed a $50 million private placement of 3,773,585 Subscription Receipts at a price of $13.25 each. Each Subscription Receipt was converted into an equivalent number of Common Shares of the Company, concurrently with the closing of the acquisition of the remaining 50% interest in Norampac, on December 29, 2006.

Boxboard Group

On August 24, 2004, the Company acquired the remaining outstanding shares (50%) of Dopaco, Inc., a U.S. producer of packaging products for the quick service restaurant industry, for an approximate consideration of $139 million (US$106.5 million), of which $82 million (US$63 million) had been paid in cash at the closing date and a balance of $57 million (US$43.5 million) was paid in June 2005, based on a financial formula.  This acquisition allowed the Company to benefit from increased integration opportunities for its packaging and tissue operations.

On January 14, 2005, the Company  acquired certain assets of the packaging division of Dover Industries Limited, located in Burlington (Ontario) for a cash consideration of $8 million.  The closing of the transaction occurred on January 27, 2005 and on October 14, 2005, the Company paid $6 million to acquire certain assets of the paperboard division of Fraser Papers Inc., located in Edmunston (New Brunswick). Both units are part of the converting sector of the Boxboard Group.

On December 13, 2005, Cascades announced a restructuring of its folding carton facility situated in Montréal (Québec), essentially closing one of two production lines and on December 11, 2006, as part of the ongoing reorganization and optimization of its converting  activities, Cascades announced that it would definitely cease operations at this plant by the end of the first quarter of 2007. Approximately 118 employees will be affected by this closure.

On April 21, 2006, Cascades announced that it had reached an agreement with Caraustar Industries, Inc., to acquire the assets of its coated recycled board mill located in Sprague (Connecticut) for an amount of US$14.5 million, subject to the approval of the environmental authorities of the State of Connecticut. The annual production capacity of this mill is approximately 180,000 short tons, which represents an estimated 7% of the North American coated recycled boxboard manufacturing capacity.

On April 25, 2006, Cascades announced that it had acquired certain of the assets of the paperboard division of Simkins Industries located in Ridgefield (New Jersey) and in New Haven (Connecticut), in an amount of $14 million (US$12.5 million).  These two mills were shut down by Simkins Industries.

On June 29, 2006, Cascades announced the shut down of its FjordCell pulp mill for an indefinite period of time. The mill, which specializes in the production of bleached softwood kraft pulp, is located in Jonquière (Québec). The closure affected approximately 70 employees.  The mill produced annually 82,000 tons of kraft pulp and sold all of its production to other Cascades facilities, namely, Cascades Boxboard Group — Jonquière (Québec), and the Rolland Division of the Cascades Fine Papers Group Inc. (Québec).

On July 19 and August 7, 2006, Cascades completed the acquisition of the assets of two Caraustar Industries, Inc.’s coated recycled boxboard mills located in Sprague (Connecticut) and in Rittman (Ohio), for a purchase price of $18 million (US$15 million). Since the acquisition, the Sprague mill operates under the name Cascades Boxboard Group-Connecticut LLC, Versailles Mill. Caraustar closed the Rittman plant.

On October 6, 2006, Cascades announced the temporary shut down of the Scierie Lemay Inc. sawmill, including its facilities, in L’Ascension (Québec) as well as those of its subsidiary Rabotage Lemay Inc. in Saint-François-de-Sales (Québec). The shutdown affected 200 workers.

On January 25, 2007, Cascades announced the sale of its 40% interest in GSD Packaging, LLC, a U.S. food pail manufacturing company to Rock-Tenn Company. The proceeds of this transaction, which amount to $US 32 million, will be used to reduce Cascades’ debt.

Containerboard Group — Norampac

On April 5, 2004, Norampac announced the acquisition of the shares of Johnson Corrugated Products Corp., a corrugated products plant located in Thompson (Connecticut), for an approximate cash consideration of $8 million (US$5.9 million).  This investment allowed Norampac to increase its integration level and its North American presence.

On August 27, 2004, Norampac acquired the assets of AIM Corrugated Container Corp., a corrugated products plant located in Lancaster (New York), for an approximate cash consideration of $10 million (US$8 million).  This investment allowed Norampac to increase its presence in the northeastern United States.

On May 12, 2005, Norampac announced its intention to close its corrugated products plant located on Molson Street, in Montréal (Québec) during the second quarter of 2006. This closure was part of a global reorganization plan of Norampac’s Québec activities, which included an investment plan totalling close to $30 million.  The closure of this division which occurred in December 2005, affected some 215 employees and had become necessary in an effort to adjust to the reality of the Québec marketplace.

On July 19, 2005, Norampac’s management announced its decision to close its corrugated products plant located in Buffalo (New York), in August 2005.  All plant operations were transferred to the Lancaster (New York) plant, which was acquired by Norampac in 2004.  This reorganization enabled the Company to invest in the Lancaster Division in order to offer to its customers better quality service and products.

On September 21, 2005, Norampac announced the permanent closure of paper machine no. 1 at its linerboard mill located in Red Rock (Ontario). This mill had two paper machines.  Machine no. 1 was used to manufacture kraft linerboard and was producing approximately 150,000 short tons yearly. On August 30, 2006, Norampac announced the shutdown of its Red Rock mill, for an indefinite period of time due to unfavorable economic factors.  Close to 300 employees were affected by this closure.  The Red Rock mill manufactured unbleached kraft linerboard and produced 300,000 short tons annually.

On October 11, 2005, Norampac announced that it had completed the acquisition of three corrugated products converting plants from SPB Canada Inc., located in Montréal (Québec), Le Gardeur (Québec) and Belleville (Ontario), for an approximate consideration of $38 million. In 2006, the Company finalized the allocation of the purchase price relating to the acquisition of these three plants, which resulted in a reduction of the purchase price by $3 million.  These three plants have a combined annual production capacity of approximately 2 billion square feet.  This acquisition has allowed Norampac to broaden the scope of its specialised products, benefit from economies of scale while optimizing its equipment use.

Specialty Products Group

On February 18 and June 3, 2004, the Company acquired the 50% interest held by its partners in Cascades Sonoco S.A. for an amount of nil, and in Greenfield S.A.S., for a cash consideration of $2 million (€1.5 million).

On November 17, 2005, the Company  reached an agreement for the sale of its paper merchant division known as Cascades Resources, a Division of Cascades Fine Papers Group Inc., to Coast Paper Limited, now known as Spicers, a division of PaperlinX Canada Limited. On February 28, 2006, the Company completed the transaction for an approximate amount of $86 million.

On November 22, 2005, Cascades announced a rationalization plan for its fine papers sector with the permanent shut down of the operations of its Cascades Fine Papers Group Inc., Thunder Bay Division (Ontario) plant which specialized in  the manufacturing of coated papers. Approximately 375 employees were affected by this closing, which occurred on January 21, 2006.

On December 8, 2005, Cascades announced the last stage of its strategic recovery plan for its Fine Papers Group plant located in Saint-Jérôme (Québec), involving a restructuring of operations, and the closure of the smallest of the four paper machines, which produced 8,000 short tons per year, an amount equivalent to 5% of the plant’s annual capacity.  The restructuring affected nearly 100 employees.

On August 24, 2006, Cascades announced the definitive closure of one of its two mills, which produced backing for vinyl flooring located in Boissy le Châtel (France) at the end of October 2006. The mill, which operated under the name Cascades Ste-Marie S.A.S., was acquired in 1999 and employed 34 people.

Tissue Group

On March 11, 2004, the Company acquired the assets of a tissue mill in Memphis (Tennessee), from American Tissue or  affiliates thereof,  for a cash consideration of $15 million (US$11.4 million), extending its presence in the southern United States.

On March 31, 2005, Cascades sold the sanitation products distribution and the chemical products manufacturing assets of its Wood Wyant Inc. subsidiary to a subsidiary of Groupe Sani-Marc, located in Victoriaville (Québec), for a total net consideration of $15.7 million, in order to focus operations on its core sectors namely the manufacturing and the processing of tissue paper and packaging products.  The Wood Wyant inc. assets related to the manufacturing of tissue paper finished products, located in Pickering (Ontario), were excluded from the transaction.

On March 9, 2006, as part of the ongoing rationalization process of its activities and in an effort to optimize its effectiveness and profitability, Cascades decided to permanently close its tissue conversion plant in Pickering (Ontario). Approximately 66 employees were affected by this closure. The equipment was redeployed in different Cascades Tissue Group plants and mills in the United States and Canada.

3.2           SIGNIFICANT ACQUISITIONS

On December 29, 2006, Cascades completed the purchase of the outstanding Common Shares of Norampac that the Company did not already own, representing 50% of the outstanding Common Shares, for a cash consideration of $560 million (the “Acquisition”).  Norampac is among the top ten manufacturers of containerboard in North America and the largest in Canada. Norampac is also an industry leader in corrugated products in North America and one of the largest producers of corrugated products in Canada in terms of capacity. Norampac has 34 production facilities in Canada, the United States and France. As part of the transactions  undertaken in connection with the Acquisition, Cascades, as sole shareholder of Norampac, wound up and will dissolve Norampac, such that all of the assets and liabilities previously belonging to Norampac, including Norampac’s 6.75% senior notes, maturing in 2013 and its credit facility will be assumed by Cascades who will hold all of the shares of Norampac’s subsidiaries directly. On December 29, 2006, the Company filed on SEDAR, form 51-102F4, namely, the Business Acquisition Report in accordance with National Instrument 51-102 of the Canadian Securities Administrators.

Item 4 — Description of the Business

4.1           GENERAL

Established in 1964, Cascades is the parent company of a North American and European group of companies involved in the production, conversion and marketing of packaging products and tissue papers principally composed of recycled fibre. Cascades conducts its business principally through two operating sectors, namely:

1) The Packaging Products sector which includes :

i) The Boxboard Group, a manufacturer of premium coated boxboard and folding cartons;

ii) Norampac, a manufacturer of containerboard and leading converter of corrugated products; and

iii)The Specialty Products Group, which specializes in the manufacturing and marketing of products such as moulded pulp, plastic, papermill packaging, honeycomb, specialty paper and board, and fine papers.  The group also specializes in waste paper recovery and de-inked pulp.

2) The Tissue Papers sector operates units that manufacture and convert tissue paper for the commercial and institutional, and retail markets.

These two sectors include over 100 operating units located in Canada, the United States, France, England, Germany and Sweden, and employ over 14,000 people. This structure decentralizes authority while allowing continuous exchanges between sectors and a better coordination of all of the operations.  Cascades sets strategic guidelines and ensures that corporate policies concerning acquisition and financing strategies, legal affairs, human resources management and environmental protection are applied by the subsidiaries, divisions and affiliated companies.

4.2           INDUSTRY SECTOR INFORMATION

4.2.1        PACKAGING PRODUCTS SECTOR

The packaging products sector is divided into three groups of activities: the Boxboard Group, the Containerboard Group — Norampac, and the Specialty Products Group.

4.2.1.1     BOXBOARD GROUP

The Boxboard Group is a leading manufacturer of coated boxboard and folding cartons in Canada.  The Boxboard Group operates eight mills that produce coated boxboard for conversion into folding cartons and micro-flute packaging, with a total annual production capacity of 1,055,000 metric tons.  Three of these mills are located in Canada, one in the United States, two in France, one in Sweden, and one in Germany.

Approximately 67% of the Boxboard Group’s production of boxboard is made of entirely recycled fibre, and 15% of its output is produced with a high content of recycled fibre and the balance of virgin fibre. Vertically integrated upstream, the Boxboard Group operates two de-inking units, one in Canada and the other in France, and obtains its supply of wastepaper through its own recovery networks, joint ventures and affiliates, as well as through long-term agreements with independent suppliers.  To secure its supply of virgin fibre, the Boxboard Group operates three mechanical pulp mills in Québec, France and Sweden. It also operated one chemical pulp mill in Jonquière (Québec), Cascades FjordCell, as well as a sawmill, Scierie Lemay Inc., the operations of which ceased in 2006, for an indefinite period of time as described in heading 3.1 “Three Year History”.

In North America, the Boxboard Group is also vertically integrated downstream via its Folding Carton Division. The division’s six plants, two in Québec, two in Ontario, one in Manitoba and one in Kentucky in the United States annually convert some 175,000 metric tons of boxboard or 3.1 billion boxes per year, supplied mainly by its Canadian boxboard mills. These plants design, develop and produce packaging solutions that meet the specific needs of companies operating mainly in the food, fast food, cosmetics, pharmaceutical and distillation industries. Dopaco, Inc. operates seven plants (two in Ontario and five in the United States) converting some 200,000 tons of boxboard a year, which mostly comes from the Canadian boxboard mills, into folding cartons and cups.  It also has interests in two joint ventures in the United States, having sold its 40% interest in GSD Packaging, LLC at the beginning of the year 2007, as described in the heading 3.1 “Three Year History”.

In 2006, the Boxboard Group had sales of $1.4 billion as compared to $1.3  billion in 2005.  The sales of cartonboard geographically were as follows: i) for the European mills: 93% in France, Germany and Sweden, and 7% elsewhere; ii) for the North American mills: 39% in Canada, 60% in the United States and 1% elsewhere.  Globally in 2006, 28%, 27%, 42% and 3% of the sales of this Group were generated in Europe, Canada, the United States and other countries.

As at December 31, 2006, the Boxboard Group employed more than 4,400 people in 23 facilities and 10 sales offices throughout the world.

The following table lists the plants owned by the Boxboard Group, the approximate annual production capacity of the facilities and the products manufactured or the operations carried out therein, as the case may be, in 2006:

Facilities	Products / Services	Annual capacity in metric tons
Manufacturing
Toronto (Ontario)	100% recycled coated boxboard	165,000
Jonquière (Québec)	Coated (from 100% virgin to 100% recycled) boxboard Thermo mechanical pulp	140,000 60,000
East Angus (Québec)	100% recycled coated boxboard De-inked pulp	65,000 10,000
Versailles (Connecticut)	100% recycled coated boxboard	165,000
Cascades LaRochette (France)	Coated grease resistant boxboard, virgin fibre Thermo mechanical pulp	130,000 80,000

Cascades Blendecques (France)	Coated, non coated grease resistant boxboard, recycled fibre De-inked pulp	145,000 60,000
Cascades Djupafors A.B. (Sweden)	Light-weight coated boxboard, virgin fibre Thermo mechanical pulp	60,000 50,000
Cascades Arnsberg GmbH (Germany)	Coated boxboard, recycled fibre	185,000
Cascades FjordCell Jonquière (Québec)	Bleached softwood kraft pulp	82,000(1)
Scierie Lemay Inc. Ascension (Québec)	Sawmill	N/A(2)
Rabotage Lemay Inc. Saint-François-de-Sales (Québec)	Planing	N/A(2)
Converting
Montréal (Québec)	Printing, embossing, debossing, thermo bossing, ultra-violet drying services	35,000(3)
Mississauga (Ontario)	Printing and infrared drying services	40,000
Cobourg (Ontario)	Processing and printing of boxboard for folding cartons	15,000
Winnipeg (Manitoba)	Processing and printing of boxboard for folding cartons	30,000
Lachute (Québec)	Processing and printing of boxboard for folding cartons	15,000
Hebron (Kentucky)	Processing and printing of boxboard for folding cartons	40,000
Dopaco, Inc. (Pennsylvania, California, North Carolina, Illinois and Ontario)	Packaging products for the quick-service restaurant industry	200,000
Distribution
Cascades Cartonboard UK Ltd (Great Britain)	Sheeting, distribution and resale services	N/A

(1)             Shut down in June 2006 for an indefinite period of time.

(2)             Shut down in October 2006 for an indefinite period of time.

(3)             Permanent closure in 2007.

4.2.1.2     CONTAINERBOARD GROUP  — NORAMPAC

Norampac employs more than 4,900 people in its 34 containerboard mills and corrugated products converting plants in Canada, the United States and France.

Norampac has eight linerboard and corrugated medium mills in Canada, the United States and France.  These facilities have a combined annual production capacity of 1.45 million short tons, dedicated to specialty papers such as white-top or colored-top linerboard. The products manufactured by the eight manufacturing mills consist of 47% linerboard and 53% corrugating medium. Approximately 61% of their North American output is converted by Norampac’s 26 corrugated products plants, strategically located across Canada and the United States.

In 2006, consolidated sales of this group remained unchanged compared to 2005 at $1.3 billion, mainly allocated as follows: 61% in Canada, 31% in the United States and 8% outside of North America. Its own sales force carries out the sales of this group together with sales agents for export purposes. Cascades’ share represented $600 million for the year.

The Containerboard Group purchases all of its needs in virgin fibre in Québec and Ontario, and purchases its recycled fibre equally in the United States and in Canada.  The corrugated products group purchases nearly all of its raw material needs directly from the Containerboard Group’s mills.

The following table lists the mills and converting plants of the Containerboard and Corrugated Products Group and the approximate annual production capacity or shipments of each facility as well as the products manufactured or, where applicable, their activities in 2006:

Facilities	Products / Services	Annual capacity or Shipments
Containerboard		Capacity in short tons
Niagara Falls (New York)	100% recycled corrugating medium	249,000

Norampac Avot Vallée SAS (France)	100% recycled corrugating medium and linerboard	140,000
Kingsey Falls (Québec)	100% recycled linerboard	97,000
Cabano (Québec)	Corrugating medium	229,000
Trenton (Ontario)	Corrugating medium in various basis weights	196,000
Mississauga (Ontario)	100% recycled linerboard	166,000
Red Rock (Ontario)	Unbleached kraft linerboard	300,000(1)
Burnaby (British Columbia)	100% recycled corrugating medium and gypsum paper	124,000
Corrugated Products		Shipments in Square feet
Newfoundland Containers St-John’s (Newfoundland)	Corrugated sheets and products	190,000,000
Moncton (New Brunswick)	Corrugated packaging	514,000,000
Québec (Québec)	Variety of corrugated packaging containers	524,000,000
Drummondville (Québec)	Corrugated packaging containers for medium or heavy volume	850,000,000
Victoriaville (Québec)	Corrugated packaging of all sizes	375,000,000
Vaudreuil (Québec)	Variety of corrugated packaging containers	810,000,000
SPB, Montréal (Québec)	Variety of corrugated packaging containers	856,000,000
Le Gardeur (Québec)	Corrugated sheets, packaging and pallets	59,000,000
Belleville (Ontario)	Variety of corrugated packaging containers	223,000,000
Etobicoke (Ontario)	Variety of corrugated packaging containers	539,000,000
Jellco, Barrie (Ontario)	Variety of corrugated packaging containers	115,000,000
Peterborough (Ontario)	Corrugated sheets, packaging and pallets	92,000,000
St-Mary’s (Ontario)	Corrugated packaging	873,000,000
OCD, Mississauga (Ontario)	Corrugated packaging	977,000,000
Vaughan (Ontario)	Corrugated sheets	1,908,000,000
North York (Ontario)	Single face sheets, co-packaging and display operations	41,000,000
Lithotech, Scarborough (Ontario)	Single face laminate	245,000,000
Winnipeg (Manitoba)	Waxed corrugated containers	473,000,000
Saskatoon (Saskatchewan)	Corrugated product packaging	21,000,000
Calgary (Alberta)	Die cut boxes	621,000,000
Richmond (British Columbia)	Corrugated packaging	446,000,000
Norampac New York City Inc. (New York)	Graphic packaging and industrial box mix	991,000,000
Norampac Leominster Inc. (Massachusetts)	Industrial box mix	599,000,000
Norampac Schenctady Inc. (New York)	Variety of corrugated packaging containers	647,000,000
Lancaster (New York)	Variety of corrugated packaging containers	423,000,000

Norampac Thompson Inc. (Connecticut)	Variety of corrugated packaging containers	182,000,000

Montcorr Packaging Ltd. (Québec)	Corrugated sheets	151,000,000(2)

Services

Art & Die, Etobicoke (Ontario)	Graphic art and printing plates	4,261,000 square inches

Metro Waste Paper Recovery Inc. (Ontario, Manitoba, Alberta, British Columbia and New York)	Recovery of recycled fibres	1,109,941 metric tons(3)

(1) Shut down on August 30, 2006 for an indefinite period of time.

(2) The annual shipments indicated are calculated according to Norampac’s manufactured volume at year-end.

(3) Cascades holds 73% of Metro Waste Paper Recovery Inc. At the end of 2006, the activities of Metro Waste Paper Recovery Inc. were reclassified within the Specialty Products Group. The indicated tonnage  represents the total tonnage for  the year.

4.2.1.3     SPECIALTY PRODUCTS GROUP

The Specialty Products Group specializes in the manufacturing and marketing of products such as moulded pulp, plastic, papermill packaging, honeycomb, specialty paper and board, and fine papers.  The group is also active in waste paper recovery and de-inked pulp.  The group has 28 manufacturing units located in North America and Europe and employs more than 2,000 people. In 2006, sales of this group amounted to $773 million, compared with $756 million in 2005.

a)            Moulded pulp products

Cascades Forma-Pak in Kingsey Falls (Québec), Cascades Moulded Pulp, Inc., in North Carolina (United States) and Cascades Moulded Pulp-Brantford (Ontario), manufacture moulded pulp products of 100% recycled material,  primarily destined for poultry farms and the quick-service restaurant business in Canada (45%) and the United States (55%).  This subgroup of the Specialty Products Group produces mainly filler flats designed for egg processors, trays and specialty packaging products.  Sales representatives and a network of sales agents serve customers; five of them purchase 65% of sales.   Raw material for these moulded pulp products is composed of 100% recycled material.    Competition comes principally from Canada and the United States.

The following table lists the mills in the moulded pulp products subgroup and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2006:

Facilities	Products	Annual capacity in units

Cascades Forma-Pak Kingsey Falls, (Québec)	Filler flats, trays, specialty packaging products	220,000,000

Cascades Moulded Pulp, Inc., Rockingham (North Carolina)	Trays and specialty packaging products	140,000,000

Cascades Moulded Pulp – Brantford (Ontario)	Trays	100,000,000

b)            Plastic products

This subgroup manufactures a variety of plastic products in four plants, three located in Québec and one in the United States. These plants specialize in industrial and food packaging products. The packaging is manufactured using extrusion, thermal compression, and thermal moulding by injection.

Plastiques Cascades, located in Kingsey Falls (Québec), and Cascades Plastics Inc., located in Warrenton (Missouri), specialize in the food industry, notably, packaging for the quick-service restaurant business and specialized containers for the meat processing industry.  The principal raw material used is polystyrene.  Sales representatives and a network of sales agents serve Canada and the United States.

Plastiques Cascades - Re-Plast, located in Notre-Dame-Du-Bon-Conseil (Québec), recycles waste plastic generated by selective collection and industrial waste. The principal products are building construction boards, 100% recycled plastic or wood-plastic composite commercialized under the name Permadeck®, manufactured from post-consumer and post-industrial recycled plastic and wood residue.  A variety of outdoor furnishings for outdoor use, commercialized under the name Urbain Design®, completes this list.  Products are sold through sales agents, manufacturing agents and distributors.  Competition comes mainly from the United States and Ontario.

Cascades Inopak located in Drummondville (Québec), specializes in the thermo moulding of rigid sheets of plastic and moulding by injection. Its principle products are wrappers for packaging coins sold under the trade name Plastichange® and a complete line of multi-use containers known under the trade marks Benpac™ and VuPack™ for the retail sale and packaging of food and industrial products such as products under the trade mark Frig-O-Seal®.  Products are sold through distributors and agents.  The principal raw materials used are P.E.T., polypropylene, clear polystyrene, PVC and the new compostable plastic P.L.A.  Competitively, five principal players in the United States and Canada share in a highly consolidated market while pressure is being felt from Asia.

Sales for this subgroup are allocated as follows:

Territory	2005	2006
Québec	43%	44%
Ontario	17%	17%
The rest of Canada	4%	4%
United States	36%	35%

The following table lists the mills in the plastic products subgroup and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2006:

Facilities	Products	Annual capacity in kilograms_

Plastiques Cascades Kingsey Falls (Québec)	Polystyrene foam containers	9,500,000

Plastiques Cascades — Re-Plast Notre-Dame-du-Bon-Conseil (Québec)	Park furniture, patio and balcony planks, plastic lumber	5,925,000

Cascades Inopak Drummondville (Québec)	Coin wrappers, multi-use packaging	5,000,000

Cascades Plastics Inc. Warrenton (Missouri)	Polystyrene foam containers	5,000,000

c)            Papermill packaging

The three North American joint ventures of this subgroup, Cascades Conversion Inc., Converdis Inc. and Cascades Sonoco Inc., convert uncoated board, obtained in part within the Cascades network, into industrial packaging materials for the pulp and paper industry, such as roll headers and paperboard packaging from rolls of paper.  Cascades Conversion Inc. manufactures as well a unique model of heat plate for sealing roll edges. This subgroup of the Specialty Products Group is the leader in the North American market.  The sales for these mills are made either through an independent agent or by their own sales force.  In 2006, one customer accounted for 17% of sales and the principal geographic market is the United States with 60%, followed by the province of Québec at 28% and by other Canadian provinces at 12%.

Cascades Rollpack S.A.S., a wholly owned subsidiary of the Company, operates two plants in France at Saulcy-sur-Meurthe and Châtenois, which manufacture roll headers made of linerboard and uncoated paperboard obtained from within European papermills.  The sales of these mills are made through their own sales force.  In 2006, one customer accounted for 15.3% of the products sold in France (43%), in Germany (24%) and in Sweden (8%).

The following table lists the main mills in the papermill packaging subgroup and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2006:

Facilities	Products	Annual capacity in metric tons or square feet

Cascades Conversion Inc. Kingsey Falls (Québec)	Roll headers and packaging products	60,000

Converdis inc. Berthierville (Québec)	Packaging products	55,000

Cascades Sonoco Inc., Birmingham (Alabama)	Roll headers and packaging products	44,000

Cascades Sonoco Inc., Tacoma (Washington)	Roll headers and packaging products	30,000

Cascades Rollpack S.A.S., Saucy-sur-Meurthe and Châtenois (France)	Roll headers and reams	20,000

d)            Honeycomb products

This subgroup of the Specialty Products Group’s operations mainly consists in converting uncoated board, obtained principally from within the Cascades network into industrial packaging materials for the pulp and paper industry.  Cascades Multi-Pro, located in Drummondville (Québec) manufactures laminated boards used in many industrial sectors as well as honeycomb paperboard. The Cascades Enviropac Berthierville (Québec) and Toronto (Ontario) plants manufacture honeycomb paperboard used as industrial packaging in general.  The sales for these mills are made either through an independent agent or by their own sales force.  In 2006, one customer accounted for 7.7% of sales and the principal geographic market is the province of Ontario with 42%, followed by the province of Québec at 26%, the United States at 24% and by other Canadian provinces with 8%.

The following table lists the mills in the honeycomb subgroup and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2006:

Facilities	Products	Annual capacity in metric tons or square feet
Cascades Multi-Pro Drummondville (Québec)	Sheeting, dividers, laminated board and honeycomb packaging products	13,000

Cascades Enviropac, Berthierville (Québec)	Honeycomb packaging products	5,000

Cascades Enviropac - Toronto (Ontario)	Honeycomb packaging products	5,000

e)            Specialty paper and board

Cascades Lupel, located in Trois-Rivières (Québec) manufactures backing for vinyl flooring sold under the trademarks Endorex®, Absorbak® and Guardflo®.  Sales for these units were made primarily in the United States (56.6%), in Canada (42.7%) and in Mexico (0.7%).  The products are delivered principally by truck and rail. Two major customers represent respectively 49% and 43% of sales.  The mill’s annual production capacity is 55,000 metric tons.  The raw materials are easily available and the mill sources 85% of its needs from the United States, the remainder is sourced in Canada.

Cascades Sainte-Marie, located in Boissy-Le-Châtel (France), principally manufactured backing for vinyl flooring primarily for the North-America market (84%).  Due to the weakness in sales, this mill closed in 2006.  The production was transferred to the Trois-Rivières mill in Québec.

Cascades Papier Kingsey Falls (Québec) produces uncoated board using 100% recycled fibre. This board is used mainly by converters specializing in commercial and industrial packaging such as headers and wrappers for the paper industry as well as spacers and partitions used to package products. This division produces approximately 92,000 metric tons of which 36% is sold to affiliated companies while the balance is sold to third parties of which three represent respectively 35%, 5% and 4% of sales. 75% of total sales are made to customers located in the province of Québec.  Raw material is sourced principally in the province of Québec (72%), in Ontario (22%) and in the United States.  Products are delivered principally by, in order of importance: by truck, rail, and ships.

The Cascades East Angus (Québec) mill manufactures many types of specialized kraft paper such as butcher paper, paper for envelopes, paper for asphalt coating, antifungal paper and many others, such as paper, which withstands grease or moisture.  These types of specialty paper allow the unit to maintain a competitive share within  the kraft paper market.  The annual capacity of this mill is 95,000 metric tons.  The majority of its sales are in the United States (69% in 2005 and 2006). Products are delivered principally by truck and rail. Its most important customer accounts for almost 12% of sales. Its products may contain 0% to 100% of recycled fibre depending on customer requirements.  The supply of treated and recycled fibres, which is stable, comes from Canada (69%) of which 44% comes from Québec and 31% from the United States.  Most of the natural fibre comes from Québec’s private forests.  By increasing its bark steam production (59%), this mill substantially reduces its costs, compared to natural gas and oil production users.

The following table lists the mills and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2006:

Facilities	Products	Annual capacity in metric tons or square feet
Cascades Lupel Trois-Rivières (Québec)	Backing for vinyl flooring	55,000

Cascades Papiers Kingsey Falls (Québec)	Uncoated board	92,000

Cascades East Angus (Québec)	Kraft paper	95,000

f)             Fine Papers

Cascades Fine Papers Group Inc., Rolland Division operates a plant in Saint-Jérôme (Québec) and manufactures over 100 types of uncoated fine paper.  Aside from paper destined for copying, business forms and envelopes, this division is increasingly involved in the niche markets for high-end recycled paper and specialty paper for commercial and security printing. The Rolland Division paper products are made from virgin fibre (66%) and recycled fibre (34%). The products are sold under such names as Superfine Linen Record™, Colonial Bond™, ReproPlus™, Rockland™, Rolland Opaque™, New Life Opaque™, Rolland Inspiration™, Rolland Laser Hi-Tech™, New Life DP100™, ST Generation II™, Make Your Mark™, Enviro 30, 50 and 100™ and Rolland Digital CC™.  The Rolland Division sells 52% of its products in Canada through sales representatives located in Saint-Jérôme (Québec) and Toronto (Ontario), and 44% in the American northeast and Midwest through Cascades Fine Papers Group (Sales) Inc.  This division restructured its operations with the closing of one of its paper machines, as described in heading 3.1 “ Three Year History ”.

The Breakey Fibres Division, located in Breakeyville (Québec) operates a mill specializing in the production of high-end de-inked kraft pulp, a product that meets an increasing demand for uncoated fine papers containing recycled fibre. The Breakey Fibres Division is supplied with waste paper coming from Eastern Canada and from the United States.  In 2006, almost 64% of the output of this facility was used at the Saint-Jérôme mill and 27% by companies within the Cascades Group. The remaining production is sold on the open market.

The Converting Centre Division, located in Saint-Jérôme (Québec), owns and operates a sheeting centre with an annual capacity of 110,000 short tons.  The Centre offers warehousing services with a capacity of 7,000 short tons.  It offers sheeting, warehousing and distribution services to the other divisions of the Fine Papers Group as well as outside customers.

In light of European and Asian imports, the Canadian and American markets for fine papers products are extremely competitive.  The uncoated fine papers segment experienced sales prices in 2005 clearly below the last ten year average.  Prices straightened out in 2006, due to reductions in capacity in the industry.

In 2006, fibre represented approximately 39% of total operating costs in its plants.  The Fine Papers Group is fully integrated for recycled pulp.  Its primary source for softwood and hardwood kraft pulp needs is Canada.

The pulp and paper industry is recognized for its cyclical character.  The coated and uncoated fine papers segment is no exception.

The following table lists the mills of the Fine Papers Group and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2006:

Facilities	Products / Services	Annual capacity in short tons

Manufacturing

Rolland Division Saint-Jérôme (Québec)	Uncoated fine paper	150,000(1)

Breakey Fibres Division Breakeyville (Québec)	De-inked kraft pulp	53,000 (metric tons)

Distribution / Converting

Converting Center Division Saint-Jérôme (Québec)	Converting of fine papers	110,000

(1) One machine shut down in December 2005.

g)            Waste paper recovery

In 2006, Cascades Recovery handled more than 210,000 metric tons of paper and cartons.  In this same period, 90% of its sales were in Canada, with 10% in export, principally to the United States and Asia.  Most of its business is done within the Cascades Group or its partners.  Waste paper is obtained from industrial and commercial users as well as curbside collection in municipalities.

h)            De-inking

The mill in Auburn (Maine), with an annual capacity of 70,000 metric tons, manufactures from waste paper material a high-gloss de-inked pulp used for the production of tissue and fine paper.  69% of sales are made in the United States and 31% are made in Canada.  The three most important customers account for 26%, 24%, and 9% of sales respectively.

Greenfield’s plant, located at Château-Thierry, in France, manufactures from waste paper material a high gloss de-inked pulp used for the production of fine paper and tissue.  This plant has an annual capacity of 130,000 metric tons.  The products are distributed in the European market (98%), in Japan and in Australia.  The three principal customers accounted for 15%, 13%, and 13% of sales, respectively.

4.2.2        TISSUE PAPERS SECTOR

The tissue papers sector manufactures, converts and markets a vast array of products mainly made with recycled fibre and intended for the commercial and industrial and retail markets.  Its lines of bathroom tissue, facial tissue, paper towels, paper hand towels, paper napkins and other related products are sold under the labels Decor®, Horizon® North River® and Wiping Solutions® in the commercial and industrial Canadian and American markets.  In the retail market, products are principally marketed under private labels and under the label Cascades® in Canada and Pert® and Best Value® in the United States.  In 2006, two clients accounted for 41.4% of retail sales with 25.9% and 15.5%. In addition, the Tissue Group also sells parent rolls of bathroom tissue, paper towels, paper hand towels and specialty papers to a large number of converters.  One client accounted for 83% of parent roll sales.  In 2006, one client accounted for 21% of overall sales in the retail, commercial and industrial markets, and parent rolls.  Products are sold through sales representatives and trucks deliver the merchandise.

The Tissue Group sales for 2006 amounted to $727 million compared to $708  million in 2005.  In 2006, Tissue Group’s production was sold as follows: in the United States, 71% and in Canada, 29%. The Canadian mills generated 78% of the total revenue in Canada and 22% in the United States.  The American mills generated 98% of the total revenue in the United States.  15 manufacturing and converting plants employ more than 1,900 people.

The Candiac plant in Québec manufactures tissue paper made from recycled fibres and converts it into bathroom tissue, paper towels and paper napkins.  These products are mainly sold in the retail market as well as the commercial and industrial markets, both in Canada and the

United States.  The production not converted at the Candiac mill is transferred to the Laval (Québec) and Waterford (New York) plants or is sold in parent rolls to other converters.

The Lachute plant in Québec specializes in the manufacturing and converting of industrial use paper hand towels.  These products are mainly destined to the Canadian and American commercial and industrial markets.  The production not converted is transferred to the Rockingham (North Carolina) plant.

The Laval plant in Québec specializes in the converting of tissue paper into paper napkins for the Canadian and American fast food and food industries.

The Kingsey Falls plant in Québec manufactures tissue paper made from recycled fibres and converts it into bathroom tissue, paper towels, paper hand towels and facial tissue. These products are mainly sold in the retail market as well as the commercial and industrial markets, both in Canada and the United States.  The production not converted is transferred to the Laval (Québec), Calgary (Alberta) and Waterford (New York) plants or is sold in parent rolls to other converters.

The Calgary plant in Alberta converts tissue papers into bathroom tissue and paper towels for the Canadian retail and commercial and industrial markets.

Cascades Tissue Group — North Carolina Inc., with its Rockingham plant, manufactures tissue paper made from recycled fibres and converts it into bathroom tissue, paper towels, paper hand towels, paper napkins and facial tissue.  These products are mainly sold in the American commercial and industrial markets.   The production not converted is  sold in parent rolls to other converters.

Cascades Tissue Group — IFC Disposables Inc.’s plant is located in Brownsville (Tennessee) and specializes in the converting of tissue papers into industrial wiping products as well as the distribution of bathroom tissue, paper towels and incontinence products.  These products are sold in the commercial and industrial markets in the United States.

Cascades Tissue Group — Wisconsin Inc.’s plant, in Eau-Claire, manufactures tissue paper made from recycled fibres and converts it into bathroom tissue, paper towels, facial tissue and paper napkins.  These products are mainly sold in the retail market in the United States.  The non-converted production is sold in parent rolls to other converters.

Cascades Tissue Group — Pennsylvania Inc., which has plants in Ransom and Pittston, manufactures tissue paper made from recycled fibres and converts it into bathroom tissue, paper towels, facial tissue and paper napkins.  These products are mainly sold in the retail market in the United States.  The non-converted production is transferred to the Waterford (New York) plant or is sold in parent rolls to other converters.

Cascades Tissue Group — Oregon Inc., in St-Helens, produces parent rolls made of 100% virgin fibres.  The production is transferred to the Arizona plant or is sold to other converters.

The Waterford Division of Cascades Tissue Group - New York Inc. specializes in the conversion of tissue paper into bathroom tissue, paper towels, paper napkins and industrial use paper hand towels.  These products are mainly sold in the retail market as well as the commercial and industrial markets in the United States. The Mechanicville (New York) Division produces parent rolls made from recycled fibres. The production is transferred to the Waterford Division (New York) or is sold to other converters.

Cascades Tissue Group — Arizona Inc. operates a plant in Kingman, and specializes in the conversion of tissue paper into bathroom tissue, paper towels, paper hand towels and paper napkins.  These products are mainly sold in the commercial and industrial market and in the retail market in the United States.

The Memphis plant of Cascades Tissue Group - Tennessee Inc. produces parent rolls made from recycled fibres and specializes in the conversion of tissue paper into bathroom tissue. The production is sold to other converters.

Cascades Tissue Group — Pickering Inc. (Ontario) divested the sanitation products distribution and the chemical products manufacturing assets on March 31, 2005, specialized in the converting of tissue paper into bathroom tissue, paper towels and paper hand towels, sold in the commercial and industrial markets throughout Canada.  This unit was closed in March 2006 as described in the heading 3.1 “Three Year History”.

The following table lists the plants and mills of the Tissue Group and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2006:

Facilities	Products	Annual capacity In short tons
Manufacturing / Converting

Candiac (Québec)	Paper towels, bathroom tissue, paper napkins	73,000

Lachute (Québec)	Paper hand towels	48,000

Kingsey Falls (Québec)	Paper towels, facial tissue, bathroom tissue, paper hand towels	104,000

Cascades Tissue Group —North Carolina Inc. (Rockingham)	Paper towels, facial tissue, bathroom tissue, paper napkins, paper hand towels	65,000

Cascades Tissue Group — Wisconsin Inc. (Eau Claire)	Paper towels, bathroom tissue, facial tissue and paper napkins	56,000

Cascades Tissue Group — Pennsylvania Inc. (Ransom and Pittston)	Paper towels, bathroom tissue, facial tissue and paper napkins	67,000

Cascades Tissue Group — Tennessee Inc. (Memphis)	Parent rolls, bathroom tissue,	40,000

Manufacturing

Cascades Tissue Group — Oregon Inc. (St-Helens)	Parent rolls	71,000

Cascades Tissue Group — New York Inc. (Mechanicville)	Parent rolls	65,000

Converting

Calgary (Alberta)	Paper towels, bathroom tissue	N/A

Laval (Québec)	Paper napkins	N/A

Cascades Tissue Group — Arizona Inc. (Kingman)	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A

Cascades Tissue Group — New York Inc. (Waterford)	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A

Converting Distribution

Cascades Tissue Group — IFC Disposables Inc., Brownsville (Tennessee)	Industrial wipes Distribution bathroom tissue, paper hand towels and incontinence products	N/A

4.3           RESEARCH AND DEVELOPMENT

Cascades has its own research and development centre («the Centre») located in Kingsey Falls (Québec), with a staff of 50 people.  The Centre provides the Cascades group with product design and development of products and processes in addition to providing technical support for solving production problems and improving quality.  In addition to these services, the Centre also provides environmental consultation and expertise.

The Information Technology Centre, in operation since February 2004, develops software in many spheres of activity for the Cascades group such as accounting, finance, human resources, warehousing logistic, transport management and production management.  It has a team of 115 employees.

4.4           COMPETITIVE CONDITIONS

The markets for Cascades’ products are highly competitive. In some of the markets in which Cascades competes, particularly in boxboard, tissue and specialty products, the Company competes with a small number of other producers.  In some businesses, such as in the containerboard and fine papers industries, competition tends to be global. In others, such as the tissue industry, competition tends to be regional.  In the Company’s packaging products segment, it also faces competition from alternative packaging materials, such as plastic and styrofoam, which can lead to excess capacity, decreased demand and pricing pressures.

Competition in Cascades’ markets is primarily based upon price as well as customer service and the quality, breadth and performance characteristics of its products.  The Company’s ability to compete successfully depends upon a variety of factors, including: 1) its ability to maintain high plant efficiencies and operating rates and lower manufacturing costs; 2) the availability, quality and cost of raw materials, particularly recycled and virgin fibre, and labor; and 3) the cost of energy.

Some of the Company’s competitors may, at times, have lower fibre, energy and labour costs and less restrictive environmental and governmental regulations to comply with than Cascades does.  For example, fully integrated manufacturers, which are those manufacturers whose requirements for pulp or other fibre are met fully from their internal sources, may have some competitive advantages over manufacturers that are not fully integrated, such as Cascades, in periods of relatively high prices for raw materials, in that the former are able to ensure a steady source of these raw materials at costs that may be lower than prices in the prevailing market.  In contrast, competitors that are less integrated than Cascades may have cost advantages in periods of relatively low pulp or fibre prices because they may be able to purchase pulp or fibre at prices lower than the costs the Company incurs in the production process.  Other competitors may be larger in size or scope than Cascades is, which may allow them to achieve greater economies of scale on a global basis or allow them to better withstand periods of declining prices and adverse operating conditions.

In addition, there has been an increasing trend among the Company’s customers towards consolidation. With fewer customers in the market for the Company’s products, the strength of its negotiating position with these customers could be weakened, which could have an adverse effect on pricing, margins and profitability.

4.5           CYCLE COMPONENTS

Cascades is a diversified producer of packaging products, and tissue paper with operations in Canada, the United States and Europe. The Company has leading market positions for many of its products in North America and is one of the foremost producers of coated boxboard in Europe.

Although the Company believes that its product, integration level, market, and geographical diversification help to mitigate the adverse effects of industry conditions, the markets for some of its products, notably, containerboard and fine papers are highly cyclical. These markets are heavily influenced by changes in the North American and global economies, industry capacity and inventory levels maintained by customers, all of which affect selling prices and profitability. The Company is also affected by the variation of the Canadian dollar against the U.S. dollar and the euro.

4.6           ENVIRONMENT

The Company is subject to environmental laws and regulations imposed by various governmental and regulatory authorities in all the countries where it operates.  The Company is in compliance, in all material respects, with all applicable environmental legislation and regulations.  However, ongoing capital and operating expenses are expected to be incurred to achieve and maintain compliance with applicable environmental requirements.

In 2006, environmental protection requirements and the application of Cascades’ environmental mission required capital expenditures and led to operating costs in the following amounts:

Country	Capital Expenses		Operating Costs
Canada	1,054,898		22,533,355
United States	3,574,658		43,062,766
Europe	1,631,553		25,647,333
Total	6,261,109	(1)	91,243,454	(1)

(1) These amounts include 100% investments and costs of Norampac

Cascades consumes  more than 2.7 million short tons of recycled fibre and its products are made of close to 70% of recycled fibre.

4.7           REORGANIZATIONS

On December 29, 2006, in the context of the acquisition of the outstanding shares (50%) held by Domtar in Norampac, the Company proceeded, by way of transfer of assets, shares and through mergers, to a corporate reorganization whereby all of the Canadian activities of Norampac., were consolidated under a division of Cascades Canada Inc.

4.8           SOCIAL POLICIES

The Company has adopted a Code of Ethics (the “Code”), which is meant to provide directors, officers, and employees with general guidelines for acceptable behaviour in all relationships with each other, customers, suppliers, partners, and the communities where the Company operates its activities.  A copy of the Code is available upon written request to the Corporate Secretary at the following address:

Cascades inc.

Corporate Secretariat

404, Marie-Victorin Blvd., P.O. Box 30

Kingsey Falls (Québec) J0A 1B0

The Code and the corporate policies referred to in the document are also available on the Company’s website at www.cascades.com.

4.9           BUSINESS RISKS

We refer the reader to Management’s Discussion and Analysis of Financial Position and Operating Results in the 2006 Annual Report, specifically under the heading “Risk management” on pages 32 and 33 incorporated by reference herein.

ITEM 5 - DIVIDENDS

In 2004, 2005 and 2006, Cascades paid dividends on its Common Shares at the current rate of $0.04 per Common Share per quarter.  Other than pursuant to the Indentures, which govern its 7.25% senior note indenture and Norampac’s 6.75% senior note indenture and the Credit Facilities, there are no material contractual restrictions on Cascades’ ability to declare and pay dividends on its Common Shares.

The dividend amount is reviewed annually by the Board of Directors and is determined taking into account Cascades’ financial situation, its results from operations, its capital requirements and any other factor deemed pertinent by the Board.

Item 6 — Capital Structure

6.1           GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The share capital of the Company is composed of an unlimited number of Common Shares without par value, an unlimited number of Class “A” Preferred Shares without par value which may be issued in series and an unlimited number of Class “B” Preferred Shares without par value which may be issued in series.

The holders of common shares are entitled to the right to vote on the basis of one vote per share at any meetings of shareholders and the right to receive dividends and to share in the remaining assets in the event of a liquidation of the Company.  As at March 9, 2007, 99,401,789 Common Shares were issued and outstanding.

The Class “A” and “B” Preferred Shares are issuable in series and rank equally within their respective classes as to dividends and capital.  Registered holders of any series of Class “A” or Class “B” are entitled to receive, in each fiscal year of the Company or on any other basis, cumulative or non-cumulative preferred dividends payable at the time, at the rates and for such amounts and at the place or places determined by the directors with respect to each series prior to the issuance of any Class “A” or Class “B” Preferred Shares.  In the event of the liquidation, winding-up or dissolution of the Company or any other distribution of its assets to its shareholders, the holders of Class “A” and “B” preferred shares are entitled to receive, out of the assets of the Company, the amount paid in consideration of each share held by them.  The holders of Class “A” and “B” preferred shares are not entitled as such to receive notice of or to attend or to vote at any meetings of shareholders.  None of the Class “A” or “B” Preferred Shares of the capital stock of the Company are, as of the date hereof, issued and outstanding.

6.2           RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities.  Rating for debt instruments are presented in ranges by each of the rating agencies.  The highest quality of securities are rated AAA in the case of Standard & Poor’s (“S&P”) or Dominion Bond Rating Service (“DBRS”), or Aaa in the case of Moody’s Investors Service  (“Moody’s”). The lowest quality of securities are rated D in the case of S&P and DBRS, or C in the case of Moody’s.

According to the S&P rating system, notes rated BB, B, CCC, CC, and C are regarded as having significant speculative characteristics.  A BB rating indicates the least degree of speculation and C the highest. While such notes will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.  Notes rated BBB are less vulnerable for non-payment than other speculative economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.  The ratings from AAA to B may be modified by the addition of a plus (+) or minus (-) to show relative standing within the major rating categories.

According to the Moody’s rating system, notes, which are rated Ba, are judged to have speculative elements; their future cannot be considered as well assured.  Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future.  Uncertainty of position characterizes bonds in this class. Moody’s applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa.  The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

According to the DBRS rating system, notes rated BBB are of adequate credit quality.  Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.  Each rating category from AA to C is denoted by the sub-categories high and low.  The absence of either a high or low designation indicates the rating is in the middle of the category.

Credit Risk	Moody’s*	S & P *	DBRS
Highest quality	Aaa	AAA	AAA
High quality (very strong)	Aa	AA	AA
Upper medium grade (strong)	A	A	A
Medium grade	Baa	BBB	BBB
Lower medium grade (somewhat speculative)	Ba	BB	BB
Low grade (speculative)	B	B	B
Poor quality (may default)	Caa	CCC	CCC
Most speculative	Ca	CC	CC
No interest being paid or bankruptcy petition filed	C	C	C
In default	C	D	D

Source:  The Bond Market Association and DBRS

Cascades’ outstanding senior notes had received the following ratings by DBRS, Moody’s and S&P at the dates mentioned below:

Rating agency	Rating	Qualitative	Most recent update
DBRS	BB+	Stable outlook	December 15, 2006
S&P	BB -	Stable outlook	January 16, 2007
Moody’s	Ba3	Stable outlook	December 20, 2006

It is to be noted that the credit ratings accorded to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes as such, given these ratings do not comment as to market price or suitability for a particular investor.  There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgement circumstances so warrant.

Item 7 — Market for Securities

7.1           TRADING PRICE AND VOLUME

Cascades’ Common Shares are traded on the Toronto Stock Exchange under the “CAS” symbol.  The following table sets forth the market price range, in Canadian dollars, and trading volumes of the Company’s Common Shares on the Toronto Stock Exchange for each month of the most recently completed financial year:

Toronto Stock Exchange — Market price range — Year 2006

Month	High	Low	Closing Price	Trading Volumes
January	10,49	9,94	9,95	2,248,800
February	10,89	9,66	10,55	1,465,300
March	11,99	10,33	11,76	1,750,300
April	11,99	11,30	11,30	1,156,900
May	11,76	10,51	11,02	2,291,300
June	11,34	10,81	11,06	1,746,400
July	11,92	11,09	11,53	1,898,600
August	12,85	11,55	12,20	4,343,000
September	12,40	11,50	12,19	2,339,200
October	13,71	12,14	13,57	4,583,700
November	14,78	13,37	13,88	4,306,500
December	13,87	12,61	13,23	3,435,600

In 2005, the Company renewed its normal course issuer bid.  Purchases began on March 11, 2005 and continued until March 10, 2006.  The notice enabled Cascades to acquire up to 4,068,707 Common Shares, representing approximately 5% of the issued and outstanding Common Shares as at March 9, 2005.  On March 10, 2006, Cascades had redeemed 537,900 Common Shares for a consideration of $5,677,000.

In 2006, in the normal course of business, the Company renewed its redemption program.  Purchases began on March 13, 2006 and continued until March 12, 2007.  The notice enabled Cascades to acquire up to 4,040,417 Common Shares representing approximately 5% of the issued and outstanding shares as at March 9, 2006. On March 12, 2007, the Company had redeemed 468,000 Common Shares  for a consideration of $6,312,868.

On March 9, 2007, Cascades announced that the Toronto Stock Exchange accepted its notice of intention to begin a normal course issuer bid in respect of its Common Shares.  Purchases pursuant to the normal course issuer bid will not commence prior to March 13, 2007 and will not continue beyond March 12, 2008.  The Common Shares purchased shall be cancelled.  The notice will enable Cascades to acquire up to 4,970,094 Common Shares, which represents approximately 5% of the 99,401,889 issued and outstanding Common Shares as at March 8, 2007.

Item 8 — Directors and Officers

The Directors of the Company are elected annually to hold office until the next annual general meeting or until a successor is elected or appointed.

8.1           INFORMATION CONCERNING DIRECTORS

Mr. Bernard Lemaire, Québec (Canada), one of the founders of Cascades, is the Chairman of the Company and has been a Director since 1964.  He serves as a member of the Administrative Committee.  He is also Executive Chairman of the Board of Directors of Boralex Inc., a producer of green and renewable energy, an affiliate of Cascades.

Mr. Laurent Lemaire, Québec (Canada), one of the founders of Cascades, is the Executive Vice-Chairman of the Board of the Company and has been a Director since 1964.  He was President and Chief Executive Officer of the Company from 1992 to 2004.  He serves as a member of the Administrative Committee and is a member of the Board of Directors of Junex Inc. and Scotia Bank.

Mr. Alain Lemaire, Québec (Canada), one of the founders of Cascades, has been a Director of the Company since 1967 and is the President and Chief Executive Officer.  He was Executive Vice-President of the Company from 1992 to 2004 and President and Chief Executive Officer of Norampac Inc. from 1998 to 2004.  He serves as a member of the Administrative Committee.

Mr. Martin P. Pelletier, Québec (Canada), a consultant in pulp and paper, has been a Director of the Company since 1982.  Mr. Pelletier was Vice-President and Chief Operating Officer, Containerboard of Norampac Inc., from 1997 to 2000 and held the position of President and Chief Executive Officer of Rolland Inc. (now known as Cascades Fine Papers Group Inc.) from 2000 to 2002.  He serves as Chairman  of the Environmental, Health and Safety Committee. He sits on the Board of Directors of CO2 Solution.

Mr. Paul R. Bannerman, Québec (Canada), has been a member of the Board of Cascades since 1982.  He is the founder and the Chairman of the Board of Directors of Etcan International Inc., a sales agency involved in the sale of finished products of the East Angus kraft paper mill as well as the purchase of virgin pulp for several other Cascades mills.  Mr. Bannerman is a graduate of McGill University in political science and economics and holds an MBA from Harvard University.

Mr. André Desaulniers, Andorre (Europe), has been a Director of Cascades since 1982.  He serves as a member of the Audit Committee and is the Chair of the Corporate Governance and Nominating Committee.  His principal occupation is director of Companies and he acquired his knowledge and expertise while acting as Chairman of the Board of Directors of McNeil, Mantha, Inc., an Investment dealer, for 17 years. He also was a member of several audit committees, such as, among others, Chairman of the Audit Committee of the Montréal Stock Exchange. He sits on the Audit Committee and chairs the Corporate Governance and Nominating Committee.

Mr. Louis Garneau, Québec (Canada), is President of Louis Garneau Sports Inc., a manufacturer and distributor of sports clothing and accessories throughout the world.  He has been a Director since 1996 and serves as member of the Human Resources Committee. An international cycle racer, Mr. Garneau participated in the 1984 Olympic games in Los Angeles. He is a Chevalier de l’Ordre National of Québec and an Officer of the Order of Canada.

Ms. Sylvie Lemaire, Québec (Canada), has been a Director of Cascades since 1999.  She is President of Fempro Inc., a manufacturer of absorbent products.  She serves as a member of the Environmental, Health and Safety Committee.  Ms. Lemaire holds the degree of Bachelor in Industrial Engineering from the Montréal École polytechnique.

Mr. Michel Desbiens, Québec (Canada), a consultant and director of companies, joined the Board of Directors of the Company in 2001.  He is the Chair of the Human Resources Committee and serves as a member of the Environmental, Health and Safety Committee. He held the positions of President and Chief Executive Officer of Donohue Inc., and Chairman of the Board of Directors of Abitibi-Consolidated Inc.

Mr. Laurent Verreault, Florida (United States), is Chairman of the Board of Directors and Chief Executive Officer of Groupe Laperrière & Verreault Inc., a manufacturer of engineered equipment.  He has been a Director of Cascades since 2001 and serves as a member of the Audit and of the Human Resources Committees.  Mr. Verreault sits on the Board of Directors of TVA Group Inc. and the Montréal Exchange.

Mr. Robert Chevrier, Québec (Canada), has been a Director of Cascades since 2003.  He is President of Société de Gestion Roche Inc., a holding and investment company. Mr. Chevrier sits on the Board of Directors of Groupe CGI Inc., Bank of Montréal, Transcontinental Inc., Richelieu Hardware Ltd and Addenda Capital Inc.  He is former Chairman of the Board of Directors and President and Chief Executive Officer of Rexel Canada Inc. (formerly Westburne inc.)  Mr. Chevrier is Chairman of the Audit Committee and also acts as lead Director.

Mr. David McAusland, Québec (Canada), has been a Director of the Company since 2003.  He is Executive Vice-President, Corporate Development, and Chief Legal Officer of Alcan Inc., an aluminum and packaging products company.  He serves as a member of the Corporate Governance and Nominating Committee.  Mr. McAusland sits on the Board of Directors of Cogeco Inc. and Cogeco Câble Inc.

Mr. James B.C. Doak, Ontario (Canada), was appointed a Director of Cascades in February 2005.  Mr. Doak is President and Managing Director of Megantic Asset Management Inc., a Toronto investment company, since 2002.  He was President of Enterprise Capital Management Inc. from 1997 to 2002.  Mr. Doak serves as a member of the Audit and of the Corporate Governance and Nominating Committees and sits on the Board of Directors of Khan Resources Inc. and Purepoint Uranium Group Inc.

8.2           INFORMATION CONCERNING EXECUTIVE OFFICERS

Executive Officers	Occupation in the Company

Bernard Lemaire	Chairman of the Board of Directors

Laurent Lemaire	Executive Vice-Chairman of the Board of Directors

Alain Lemaire	President and Chief Executive Officer

Alain Ducharme	Corporate Vice-President

Christian Dubé	Vice-President and Chief Financial Officer

Maryse Fernet	Vice-President, Human Resources

Claude Cossette	Vice-President, Organizational Development

Norman Boisvert	Vice-President, Administration

Jean-Luc Bellemare	Vice-President, Information Technologies and Purchasing

Hubert Bolduc	Vice-President, Communications and Public Affairs

Léon Marineau	Vice-President, Environment

Robert F. Hall	Vice-President, Legal Affairs and Corporate Secretary

Allan Hogg	Corporate Controller and Treasurer

Suzanne Blanchet	President and Chief Executive Officer, Cascades Tissue Group

Eric Laflamme	President and Chief Operating Officer, North America, Cascades Boxboard Group

Mario Plourde	President and Chief Operating Officer, Cascades Specialty Products Group

Marc-André Dépin	President and Chief Executive Officer, Norampac

Stéphane Thiollier	Vice-President and Managing Director, Cascades S.A., Boxboard Group — Europe

All the Executive Officers of the Company are Canadian residents and domiciled in the province of Québec (Canada), except for Stéphane Thiollier who is a resident of France, domiciled in Paris.

During the past five years, each of the Executive Officers of the Company have been engaged in their present principal occupations or in other executive capacities for the Company or with related or affiliated companies indicated opposite their name, except for the following senior officers:

Mr. Christian Dubé is Vice-President and Chief Financial Officer since May 17, 2004.  He was Vice-President and Chief Financial Officer of Domtar inc. and a Director of Norampac Inc.

Mr. Hubert Bolduc holds the position opposite his name since October 25, 2004.  He was Press Secretary, Office of the Deputy Minister and Minister for State for the Economy and Finance and Press Secretary for the Premier of Québec.

As at December 31, 2006, the Directors and Executive Officers of the Company beneficially owned as a group, or exercised control or direction over, directly or indirectly, 30,876,453 Common Shares representing 31% of the Common Shares issued and outstanding.

Item 9 — Legal Proceedings

In 2003, the Company was informed that one of its divisions, Cascades Resources, was the subject of an inquiry by the Canadian Commissioner of Competition as to whether Cascades Resources and its competitors had colluded to unduly reduce market competition between paper merchants in Canada.  On January 9, 2006, the Company entered a guilty plea to two infractions (the “Infractions”) under the Competition Act in Ontario Superior Court in relation to sales in Ontario and Québec of carbonless sheet paper by its paper merchant division, Cascades Resources.  Pursuant to the plea, the Company has agreed to pay a total of $12.5 million, payable in equal instalments over a period of six and a half years.  The first payment will be due in January 2008.

On January 10, 2006, the Company was informed that a class action based on the Infractions had been filed against Cascades Fine Papers Group Inc., Domtar Inc. and Unisource Canada Inc. before the Québec Superior Court claiming damages totalling $10 million.  On January 12, 2006, the Company was informed that a second class action had been filed in  Québec Superior Court against the same defendants based on the Infractions claiming damages for an undetermined amount.  On February 6, 2006, the Company was informed that a third class action based on the Infractions was filed against the same defendants as well as Coast Paper Ltd. in  Ontario Superior Court for damages totalling $25 million.  Cascades Fine Papers Group Inc. intends to vigorously defend itself against these claims.  The Company is unable to predict the outcome of these claims at this time.

An action was filed against the Company on October 4, 2004, in the Supreme Court of the State of New York, Niagara County, by ServiceCore, Inc., alleging that the Company breached a Finder Agreement in respect of gypsum board dated April 1999 and seeking damages in excess of US$9 million.  The Company removed the action to the United States District Court for the Western District of New York and filed an answer denying the allegations of breach of the Finder’s Agreement.  The Company is vigorously contesting the claim but is unable to determine the outcome of the action at this time.

Item 10 — Transfer Agent and Registrar

Cascades’ transfer agent and registrar is Computershare Investor Services Inc. (“Computershare”), having its place of business in Montréal, Québec, Canada at 1500 University Street, 7th Floor.  The register of transfers of the Common Shares of the Company maintained by Computershare is located in the same office.

Item 11 — Material Contracts

The only material contracts entered into during the year ended December 31, 2006 or in prior years that are still in effect and filed on SEDAR are:

On February 5, 2003, the Company completed a series of transactions to refinance substantially all of its existing credit facilities, except those of its joint ventures. On October 31, 2005, Cascades completed the refinancing of its $500 million revolving credit facility originally put in place in February 2003. This new $550 million credit facility included a $ 450 million five-year revolving facility maturing in 2010 and a seven-year $100 million term facility maturing in 2012, reimbursable without penalty, at the Company’s option any time prior to maturity. On December 29, 2006, in connection with the acquisition of the remaining outstanding shares (50%) from Domtar in Norampac, the Company completed the refinancing of its $550 million credit facility originally put in place in 2005 to provide for new $850 million credit facilities (including $325 million of Norampac) consisting of a $650 million five year secured revolving credit facility maturing in December 2011, a $100 million secured term facility maturing in October 2012 and a six-month $100 million senior unsecured revolving credit facility which should be converted into the secured revolving facility in 2007. Subject to certain conditions, the Company also has the option to request an increase of the secured revolving credit facility by an additional amount of up to $150 million. The six-year term facility can be reimbursed without penalty at the Company’s option at any time prior to maturity. Its obligations under this new revolving credit facility are secured by all inventory and receivables of the Company and its North American subsidiaries and by the property, plant, and equipment of three of its mills.

In addition, on February 5, 2003, the Company issued new unsecured 7.25% senior notes, maturing in 2013, for an aggregate amount of US$450 million which were subsequently registered with the Securities and Exchange Commission of the United States and redeemable as of February 2008, all or in part at the option of the Company under certain conditions subject to payment of a premium. The aggregate proceeds of these two transactions, combined with its additional cash on hand, were used by the Company to repay substantially all of the existing credit facilities.

On May 28, 2003, Norampac issued new unsecured 6.75% senior notes, maturing in 2013, for an aggregate amount of US$250 million which were subsequently registered with the Securities and Exchange Commission of the United States and redeemable as of June 2008, all or in part at the option of the Company under certain conditions subject to payment of a premium. The proceeds of this transaction, combined with a new revolving credit facility, were used to refinance substantially all of its outstanding credit facilities and credit lines as well as to redeem its then outstanding senior notes.

On July 8, 2003, the Company completed a private placement of US$100 million 7.25% senior notes, maturing in 2013, at a price of 104.50%, or an effective interest rate of 6.61%. These senior notes are treated as part of the same series of 7.25% senior notes issued in February 2003 and were subsequently registered with the Securities and Exchange Commission of the United States. The proceeds of this financing were used to reduce indebtedness under the revolving credit facility of the Company.

On December 2, 2004, the Company completed a private placement of US$125 million of 7.25% senior notes due in 2013, which are treated as part of the same series of 7.25% senior notes due in 2013 that were issued in February 2003.  These senior notes were subsequently registered with the Securities and Exchange Commission of the United States.  The issuance of these senior notes was completed at a price of 105.50%, or an effective interest rate of 6.376%.  The net proceeds of $156 million of this financing were used to reduce indebtedness under the Company’s revolving credit facility.

On November 17, 2005, the Company reached an agreement for the sale of its paper merchant division known as Cascades Resources, a Division of Cascades Fine Papers Group Inc., to Coast Paper Limited, now known as Spicers, a division of PaperlinX Canada Limited. On February 28, 2006, the Company completed the transaction for an approximate amount of $86 million.

On December 28, 2006, the Company entered into a Share Purchase Agreement with Domtar to acquire the outstanding Common Shares of Norampac that the Company did not already own, representing 50% of the outstanding Common Shares, for a cash consideration of $560 million.  The Company entered into a Cost Sharing Agreement with respect to Norampac’s mill located in Red Rock (Ontario), pursuant to which, in the event that the Company decides to permanently shut down the Red Rock mill within two years of the closing of the transaction, and this closure results in environmental remediation costs, the parties have agreed that the Company will be responsible for the first $10 million of such costs, Domtar and the Company shall be equally responsible for any such costs in excess of $10 million but not greater than $40 million and the Company will be responsible for any amount in excess of $40 million.  Domtar’s obligation to assume any such costs will apply only to costs engaged prior to the fifth anniversary of the date on which it is announced that the mill has been permanently shut down.

Item 12 — Interests of Experts

The Company’s auditors are PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., Chartered Accountants (“PWC”), who have prepared an  auditors’ report dated March 2, 2007 in respect of the Company’s consolidated financial statements with accompanying notes as at and for the years ended December 31, 2006 and 2005 and for each of the periods  in the three- year period ended December 31, 2006.  PWC has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Québec.

Item 13 — Audit Committee

13.1         COMPOSITION AND MANDATE

The Company has an Audit Committee (the “Committee”), which is composed of Messrs. Robert Chevrier (Chairman), André Desaulniers, Laurent Verreault and James B.C. Doak.  The Committee is governed by a charter which is attached to this AIF as Schedule A.  The Company also adopted a Code of Ethics (the “Code”) that applies to all directors, officers and employees. The Code is posted on Cascades’ website at www.cascades.com.  All the members of the Committee are independent in accordance with the definition provided in section 1.4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators  and have financial expertise.

13.2         RELEVANT EDUCATION AND EXPERIENCE OF THE MEMBERS

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of their responsibilities, including any education or experience that has provided the member with an understanding of the accounting principles used by the Company to prepare its annual and interim financial statements.

Name of Committee Member	Relevant Experience and Education
Robert Chevrier

Mr. Chevrier is a Fellow of the Institute of Chartered Accountants. He sits on the Boards of other Canadian listed companies and on other Audit Committees. His education and experience allows him to have a good understanding of the accounting principles used by the Company and he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those issues that can reasonably be expected to be raised by the Company’s financial statements.

Laurent Verreault

As Chairman of the Board of Directors and Chief Executive Officer of Groupe Laperrière & Verreault Inc., a manufacturer of engineered equipment, primarily focused on the production of equipment for the pulp and paper industry, Mr.Verreault is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Company’s financial statements. He is a member of the Board of Directors of TVA Group Inc. and the Montréal Exchange.

André Desaulniers

Mr. Desaulniers is a director of companies and has acquired his knowledge and experience by acting as Chairman of the Board of Directors of McNeil, Mantha, Inc., an investment dealer, for 17 years. He also served on several audit committees, namely as Chairman of the Audit Committee of the Montréal Stock Exchange.

James B.C. Doak

An economist, Mr. Doak has more than 20 years of experience as a chartered financial analyst and is a past President and Director of the Toronto CFA Society. He has been a Board member of several public companies, namely, PetroKazahstan Inc., Superior Propane Inc., and Spar Aerospace Inc. He has held senior positions with ScotiaMcLeod Inc., First Marathon Securities Ltd. and McLeod Young Weir Ltd., and was the founder of Enterprise Capital Management Inc., where he served as President until 2002.

13.3         EXTERNAL AUDITORS SERVICE FEES

The following table sets out the fees paid to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. in Canadian dollars in the past two fiscal years for various services provided to the Company and its subsidiaries :

	Fees
Services	December 31, 2005	December 31, 2006

Audit Fees (1)	$1,617,005	$1,527,933
Audit-Related Fees (2)	$411,407	$295,392
Tax Fees (3)	$130,152	$313,146
Other Fees (4)	N/A	N/A
Total	$2,158,564	$2,136,471

(1)             Professional services provided in connection with statutory and regulatory filings and audit of the annual financial statements of the Company.

(2)             Professional services provided in connection with the Company’s issuance of senior notes as well as consultations on accounting and regulatory matters.

(3)             Professional services mainly for tax compliance.

(4)             Various other services.

13.4         POLICIES AND PROCEDURES FOR THE ENGAGEMENT OF AUDIT AND NON-AUDIT SERVICES

The Company’s Audit Committee (the “Committee”) has adopted a Pre-approval Policy and Procedures for services provided by external auditors, (the “Policy”) which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by external auditors are pre-approved.  Under the terms of the Policy, services, which involve annual fees of less than $35,000, are pre-approved.  The Committee has delegated to the Chairman of the Committee pre-approval authority for any services not previously approved by the Committee, which involve the payment of unbudgeted fees in excess of $35,000 up to a maximum of $50,000.  Services, which involve fees of more than $50,000, require pre-approval of all the members of the Committee.

Item 14 — Additional information

Additional information, including Directors’ and Senior Officers’ remuneration and indebtedness, principal holders of the securities of Cascades and options to purchase securities, and interests of insiders in material transactions, if any, is contained in the Management Proxy Circular dated March 9, 2007 for the annual general shareholders meeting.

Also, additional financial information pertaining to the fiscal year ended December 31, 2006 including Management’s Discussion and Analysis is presented in the Company’s 2006 Annual Report.

In addition, the following documents may be obtained, upon written request, from the Company’s Corporate Secretary:

(a)           When Cascades is in the course of a distribution of its securities pursuant to a short form prospectus or has filed a preliminary short form prospectus in respect of a proposed distribution of its securities:

i) one copy of the latest Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

ii) one copy of the latest Annual Report of the Company, a copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying Auditors’ report, and the Management’s Discussion and Analysis of Financial Position and Operating Results and one copy of any interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

iii) one copy of the Company’s Management Proxy Circular  in respect of its most recent Annual General Meeting of Shareholders that involved the election of  Directors ; and

iv) one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(b)           at any other time, a copy of the documents referred to in a) i) to iii) above, may be obtained from the Corporate Secretary of the Company, at the address indicated below, provided that the Company may require the payment of a reasonable fee if the request is made by a person or company who is not a security holder of Cascades.

Most of the above-mentioned information relating to the Company may be found on SEDAR at www.sedar.com and on the Company’s website at www.cascades.com.

Cascades Inc.
Corporate Secretary
404 Marie-Victorin Blvd., P.O. Box 30
Kingsey Falls, Québec J0A 1B0
Telephone: (819) 363-5100
Telecopier: (819) 363-5127

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF CASCADES INC. ( the “ Company »)

1.             PURPOSE

The purpose of this charter is to describe the role of the Audit Committee (the « Committee ») as well as its duties and responsibilities delegated by the Board of Directors (« the Board »).  The main duty of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the following issues: the quality and integrity of the Company’s financial statements;

•            accounting and financial reporting process;

•            systems of internal accounting and financial controls;

•            external auditors qualifications, independence and performance;

•            internal audit function and  process;

•            the Company’s compliance with legal and regulatory requirements;

•            fulfill any other responsibilities assigned to it from time to time by the Board.

2.             DIVISION OF RESPONSIBILITIES

In carrying out the duties of the Committee described in this charter, the members of the Committee recognize that its function is to oversee the Company’s financial reporting process on behalf of the Board as well as to report its activities regularly to the Board.  Management of the Company is responsible for the preparation, the presentation and the integrity of the Company’s financial statements and for the effectiveness of internal control over financial reporting.

Management and the internal audit service are responsible for maintaining appropriate accounting and financial reporting principles and policies as well as internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations.  The auditors are responsible for planning and carrying out audits of the Company’s annual and interim financial statements and annually auditing management’s assessment of the effectiveness of internal control over financial reporting and other auditing procedures.

In performing their duties, the members of the Committee must have open and free discussions with the Board, the external auditors, the internal auditor and management of the Company.

3.             COMPOSITION AND ORGANIZATION

The Committee shall be composed of a minimum of  three directors, as appointed by the Board at its first meeting following the annual shareholders meeting.  Each member must be an unrelated  or independent director.

Each Committee member must be financially literate and at least one member must have accounting or related financial management expertise, as determined by the Board.

The Committee will appoint one of its members as Chairman and the Secretary or Assistant-Secretary of the Company or the person designated as Secretary will be secretary for all meetings of the Committee and will keep minutes of the Committee’s deliberations.

4.                                      MEETINGS AND RESOURCES

The Committee shall meet at least four times a year, or more frequently if circumstances so dictate. By virtue of its mandate to foster open relations, the Committee shall also meet separately and in camera for discussions with the internal auditor, management and with the external auditors, as required.

The Committee shall establish its own rules and procedures (subject to any specific guidelines from the Board) and shall meet at the place and in accordance with the terms prescribed by its rules. A quorum shall not be less than a majority of  the members of the Committee.

The Chairperson of the Committee determines the agenda for each meeting in consultation with the Vice-President and Chief Financial Officer, the Secretary and the Internal Auditor.  The agenda and supporting documentation are distributed to the members of the Committee within a reasonable timeframe prior to the meetings.

The Chairman of the Committee shall report quarterly and when required  to the Board on the Committee’s activities and will make recommendations concerning all matters it deems necessary or appropriate.

The Committee shall at all times have direct access to management, to the internal auditor and to the external auditors in order to seek explanations or information on specific questions.

The Committee shall have the resources and the authority appropriate to carry out its duties, including the authority to retain, as it deems necessary, counsel and other external consultants and to set and pay their compensation, without further Board approval.

In carrying out its duties and to meet its responsibilities, the Committee shall examine the books and relevant accounts of the Company, its divisions and its subsidiaries.

5.             DUTIES AND RESPONSIBILITIES

In addition to, the above-mentioned responsibilities, the Committee shall address the following questions:

5.1                                 Financial reporting

•                  Monitor the quality and integrity of the Company’s accounting and financial reporting system through discussions with management, the external auditors and the internal auditor;

•                  Review with management and the external auditors the annual audited financial statements of the Company, including the information contained in management’s discussion and analysis, related press releases and the external auditors report on the annual financial statements prior to public disclosure and filing with the Securities Administrators;

•                  Review the unaudited interim financial statements, including management’s discussion and analysis for each interim period of the fiscal year and related press releases prior to public disclosure and filing with the Securities Administrators;

•                  Review the financial information contained in  prospectuses, offering memoranda, the annual information form and other reports   that include audited or unaudited financial information submitted for approval by the Board;

•                  Review with the external auditors and management, the quality, appropriateness  and disclosure of the Company’s accounting principles and policies, the underlying assumptions and reporting practices, and any proposed changes thereto;

•                  Review financial analyses and other written communications prepared by management,  the internal auditor or external auditors, setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative generally accepted accounting principles methods (« GAAP ») on the financial statements;

•                  Verify the compliance of management certification of financial reports with applicable legislation;

•                  Review important litigation and any regulatory or accounting initiatives that could have a material effect upon the Company’s financial situation or operating results and the appropriateness of the disclosure thereof in the documents  reviewed by the Committee;

•                  Review the results of the external audit, and any significant problems encountered in the performance of the audit, and management’s response or action plan related to any management letter issued by the external auditors.

5.2                                 Risk management and internal control

•                  Periodically receive management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of  internal control;

•                  Review insurance coverage for the Company annually and as may otherwise be appropriate;

•                  Review the Company’s risk assessment and risk management policies, including the

2

Company’s policies regarding hedging, investment and credit; review significant capital costs and other major expenditures, related party transactions and any other transactions which could alter the Company’s financial or corporate structure, including off-balance sheet items;

•                  Assist the Board in carrying out its responsibility for ensuring that the Company is compliant with applicable legal and regulatory requirements;

•                  While ensuring confidentiality and anonymity, establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, including employee concerns regarding accounting or auditing matters.

•                  Periodically review with the Board, the external and internal auditors, and members of management, the Company’s anti-fraud program and practices.

5.3                                 Internal Audit Function

•                  Review with management, the internal audit staff qualifications and experience and, if required, recommend the appointment or replacement of the internal auditor;

•                  Regularly assess the internal audit function’s performance, its responsibilities, its staffing, budget and the compensation of its members;

•                  Annually review the internal audit plan;

•                  Undertake private discussions with the internal auditor to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the external auditors, and any unresolved differences of opinion or disputes.

5.4           External Auditors

•                  Recommend to the Board, the appointment of the external auditors and, if appropriate, their removal (in both cases, subject to shareholder approval), evaluate and compensate them and assess their qualifications, performance and independence;

•                  Ensure that as representatives of the shareholders, the external auditors report to the Committee and to the Board;

•                  Approve all auditing services provided by the external auditors and determine and approve in advance non audit services provided, in compliance with applicable legal and regulatory requirements;

•                  Discuss with the external auditors the quality and not just the acceptability of the Company’s accounting principles but also the quality of those principles, including: i) all critical accounting policies and practices used ; ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use as well as; iii) any other material written communications  between the Company and the external auditors, including any disagreement or unresolved differences of opinion between management and the external auditors that could have an impact on the financial statements;

•                  Review at least once a year the external auditors report stating all relationships the external auditors have with the Company and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact the quality of the audit services or their objectivity and independence;

•                  Review the Company’s hiring policies for  employees or former employees of the external auditors.

5.5           Performance Evaluation of the Committee

•                  Prepare and review, with the Board, an annual performance evaluation of the Committee and its members and assess once a year, the adequacy of its mandate and, if required, make recommendations to the Board.

3